

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 15, 2007

Via U.S. Mail and Fax (713) 739-0458
Mr. Michael Gerlich
Chief Financial Officer
Gastar Exploration Ltd.
1331 Lamar Street, Suite 1080
Houston, TX 77010

> **Re:** **Gastar Exploration Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 27, 2007**
> **File No. 1-32714**

Dear Mr. Gerlich:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant